United States securities and exchange commission logo





                             November 19, 2021

       Paul Danola
       President
       Trebia Acquisition Corp.
       41 Madison Avenue, Suite 2020
       New York, NY 10010

                                                        Re: Trebia Acquisition
Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed November 3,
2021
                                                            File No. 333-260714

       Dear Mr. Danola:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 15, 2021.

       Form S-4

       Questions and Answers, page 19

   1. We note your disclosure in response to prior comment 5 that there is no significant business benefit or
detriment associated with the Tax Receivable Agreement or the Up-C
                                                        Structure. Please
clarify that the company is liable for payments under the Tax Receivable
                                                        Agreement for payment
of tax benefits realized or potentially realized and that these payments may be
substantial or advise.
       Summary of the Proxy Statement/Prospectus
       Summary of the Business Combination Proposal, page 44

   2. We note your response to our prior comment 1. Please revise your disclosure to quantify
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FirstName LastNamePaul
Trebia Acquisition Corp. Danola
Comapany 19,
November  NameTrebia
              2021     Acquisition Corp.
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         the overlapping equity ownership between System1, LLC and Protected.net Group.
Shareholder Proposal No. 5 - The Non-Binding Governance Proposals
Proposal 5D - the exclusive forum proposal, page 169

3. We are unable to locate disclosure responsive to prior comment 12 and reissue the comment. Please balance your disclosure by describing the potential negative impacts of the exclusive forum provision on investors.
Non-GAAP Financial Measures, page 201

4. We note your revised presentation in response to prior comment 16. We note you continue to present revenue of your acquisitions for the periods prior to the acquisition being completed. Tell us how you considered that this adjustment results in a tailored revenue recognition and measurement method. We refer you to Question 100.04 of the
         Compliance and Disclosure Interpretations on Non-GAAP Financial
Measures.
System1 Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations
Segment Results, page 248

5. We note your expanded tables in response to prior comment 20. Please expand these disclosures to include a discussion by segment of profitability. Refer to Financial
         Reporting Codification 501.06.a. In addition, we note your revenue recognition policy on page F-89 is broken out between Advertising and Other Revenue and SS Protect Revenue.
         Please disclose how SS Protect Revenue is presented in your current segment disclosures.
Comparison of the Years Ended December 31, 2020 and 2019
Cost of Revenues, page 267

6. We note your expanded disclosures in response to prior comment 25. We note your current disclosures explain why cost of revenue increased year over year on a dollar basis.
         Expand your disclosures to explain why as a percentage of revenue, your cost of revenues decreased to 108% in 2020 from 131% in 2019. Similar concerns apply to your disclosures on page 269 where we note your cost of revenue as a percentage of revenue decreased to 79% in the six months ended June 30, 2021 compared to 126% in the six months ended June 30, 2020. Refer to Section III.B of SEC Release No. 33-8350.
Liquidity and Capital Resources
Cash Flows
Operating Activities, page 271

7. We note your expanded disclosures in response to prior comment 27. However, we note your discussion of cash flows from operating activities continues to be limited in
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Trebia Acquisition Corp.
November 19, 2021
Page 3
      nature. This does not appear to contribute substantively to an understanding of your cash flows. Rather, it repeats items that are readily determinable from the financial statements.
      When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Refer to Section IV.B.1 of SEC Release 33-8350.
Note 1. Organization and Description of Business, page F-81

8. We note your response to prior comment 30. Please disclose the percentages provided in your response for total revenue and long-lived assets. In this regard, we note it will
      provide context to investors as you currently disclose several other countries that you have operations.
S1 Holdco, LLC and Subsidiaries
Notes to Consolidated Financial Statements, page F-81

9. We note your response to prior comment 31. We repeat our prior comment to provide footnote disclosure to address how you terminated this product line. In addition, expand your disclosure on page 251 to disclose the impact on revenue in 2019 compared to 2018 related to the termination of your Social Publishing product line.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff
Attorney, at (202) 551-6756 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                            Sincerely,
FirstName LastNamePaul Danola
                                                            Division of
Corporation Finance
Comapany NameTrebia Acquisition Corp.
                                                            Office of
Technology
November 19, 2021 Page 3
cc:       Michael Aiello
FirstName LastName